ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza,

14 Science Museum Road, Tsim Sha Tsui, Hong Kong

September 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Cara Wirth

Re:	ALE Group Holding Ltd Amendment No. 2 to Registration Statement on Form F-1 Filed September 4, 2020 File No. 333-239225

Dear Ms. Wirth:

ALE Group Holding Limited (the “Company”, “ALE,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 16, 2020 regarding our Amendment No. 2 to Registration Statement on Form F-1 filed on September 4, 2020. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Amendment No. 2 to Registration Statement on Form F-1

Results of Operations

Legal and Professional Fees, page 44

1.	We note that you cover fees paid to third parties including attorneys, solicitors, and auditors for your clients. Please tell us how you account for these amounts and their classification on the consolidated statements of income.

Response: During the years ended March 31, 2020 and 2019, ALE did not cover any legal and professional fees paid on behalf of its clients. Should the Company incur such fees for its clients, the Company considers such fees as out-of-pocket expenses and presents under other receivables.

The Company has included revised disclosure on page 44 of Form F-1.

Industry

Equity Capital markets in Hong Kong and the United States, page 51

2.	We note your statement that “[e]quity capital markets in Hong Kong and the United States are the most attractive overseas listing venues for China-based companies.” If true, please revise to characterize this statement as your belief.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 51 of Form F-1.

British Virgin Islands Taxation, page 85

3.	We note your revised disclosure to prior comment 4 and re-issue that comment in part. Please revise the first sentence of this section to state that the disclosure relating to tax consequences under British Virgin Islands law is the opinion of Conyers Dill & Pearman.

Response: The Company acknowledges the Staff’s comment and has included revised disclosure on page 85 of Form F-1.

Note 5: Accounts Receivable, net, page F-20

4.	We note the significant addition and charge-off to the provision for doubtful accounts as of March 31, 2020. We also note that the amount overdue from 183 to 273 days and 274 to 364 days continues to increase each period. Please tell us how you determined it is probable that you will collect substantially all of the consideration to which you will be entitled for the services provided and therefore meet the criteria in ASC 606-10-25-1(e).

Response: In response to Staff’s comments as well as the guidance under ASC 606-10-25-1(e), the Company determined that it was probable that it would collect substantially all of the consideration to which it would be entitled for the services rendered and met the criteria under ASC 606-10-25-1(e):

In the subsequent period through mid-September 2020, the Company received payments from those clients whose balances were overdue for from 183 days through 364 days. Particularly, the Company received approximately HKD 844,749 or 69% of the total outstanding balance overdue from 183 days to 273 days, HKD1,216,710. It also received approximately HKD840,628 or 71% of the total outstanding balance overdue from 274 days to 364 days, HKD1,177,232. Besides, the Company’s senior management has periodically followed up and communicated with those clients having outstanding balances over 183 days through 364 days for their payment intention and commitment. Moreover, based on the Company’s understanding of those clients such as considering their scale and financial conditions, and be aware of any negative news related to those clients in the market, the Company believes that those clients are able to settle their outstanding balances. As the Company had fulfilled its performance obligations as of March 31, 2020, there was no price concession to be offered to those clients.

Exhibit 8.2

5.	Please revise Exhibit 8.2 to consent to the prospectus discussion of the opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement. Please also include an Exhibit 23.3 in the exhibit index relating to such consent. Refer to Section 7(a) of the Securities Act, Rule 436 under the Securities Act, and Item 601(b)(8) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 8.2 of Form F-1 accordingly. The Company has also included an Exhibit 23.3 in the exhibit index of Form F-1 relating to such consent.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Poon Tak Ching Anthony
Poon Tak Ching Anthony CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC